                                                   Filed by Deutsche Telekom AG
                          Pursuant to Rule 425 under the Securities Act of 1933
                                                Subject Company: Powertel, Inc.
                                             Exchange Act File Number 000 23102

  THE FOLLOWING ARE INTERVIEWS WITH DR. RON SOMMER, DR. KARL-GERHARD EICK AND JEFFREY A. HEDBERG, THE CHIEF EXECUTIVE OFFICER, CHIEF FINANCIAL OFFICER AND
 HEAD OF INTERNATIONAL BUSINESS, RESPECTIVELY, OF DEUTSCHE TELEKOM, PUBLISHED BY
              BUSINESS WEEK ONLINE IN ITS DECEMBER 4, 2000 ISSUE.



DEUTSCHE TELEKOM DISCLAIMS THAT THESE MATERIALS ARE COMMUNICATIONS MADE BY DEUTSCHE TELEKOM IN CONNECTION WITH ANY BUSINESS COMBINATION IN WHICH IT IS INVOLVED, WITHIN THE MEANING OF RULE 165 OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT") OR THAT THESE MATERIALS ARE REQUIRED TO BE FILED PURSUANT TO RULE 425 UNDER THE ACT.

DISCLAIMER

These materials contain certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond Deutsche Telekom's ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of governmental regulators and other risk factors detailed in Deutsche Telekom's reports filed with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. Deutsche Telekom does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.

Investors and security holders are advised to read the proxy statement/prospectus, as amended from time to time, regarding the business combination transactions between Deutsche Telekom AG and VoiceStream Wireless Corporation and between Deutsche Telekom AG and Powertel, Inc. referenced in these materials because it contains important information. The preliminary proxy statement/prospectus was filed with the Commission by Deutsche Telekom AG, VoiceStream Wireless Corporation and Powertel, Inc. Security holders may obtain a free copy of the proxy statement/prospectus and other related documents filed by Deutsche Telekom AG, VoiceStream Wireless Corporation, and Powertel, Inc. at the Commission's website at www.sec.gov or at the Commission's public reference room located at 450 Fifth Street, NW, Washington D.C. 20549 or at one of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information of the public reference rooms. The proxy statement/prospectus and the other documents may also be obtained from Deutsche Telekom by contacting Deutsche Telekom, Attention: Petra Michalscheck, Investor Relations, 140 Friedrich-Ebert-Allee, 53113 Bonn, Germany and/or Deutsche Telekom, Inc.,
Attention: Brigitte Weniger, 280 Park Avenue, 26th Floor, New York, New York 10017.

[DEUTSCHE TELEKOM LOGO]

ONLINE EXTRA: CEO Sommer: 'We Are Very Much Misunderstood'           Page 1 of 2

BUSINESSWEEK ONLINE: DECEMBER 4, 2000 ISSUE

[GRAPHIC]


INTERNATIONAL -- EUROPEAN COVER STORY

ONLINE EXTRA: CEO Sommer: 'We Are Very Much Misunderstood'

For five years, Ron Sommer has been trying to fashion Deutsche Telekom from a division of a government ministry to a global telecommunications powerhouse. Recently the 51-year-old CEO spoke with Business Week Frankfurt Bureau Chief Jack Ewing about what he's achieved, and what remains to be done. Here are some excerpts:

ON GLOBALIZATION:

We always recognized that competition in our industry could never be waged solely at the local level. Because the competitors ultimately would be global players. We have been proven right.

ON PRIORITIES:

Last year, the big effort was on globalization. Next year, because we have to digest the globalization effort, it will emphasize quality even more and the realization of the benefits of this recent activity. Once we have integrated these new businesses, we can then go to the next step of globalization.

ON ACQUISITION OF VOICESTREAM IN THE U.S.:

It gives us an absolutely unique position in the global mobile market. We will be the only GSM-standard [global system for mobile telecommunications] operator in the U.S. It's a market that's going to grow more in the next four years, in absolute terms, than Germany, France, Italy, and Spain together.

ON PUBLIC PERCEPTIONS:

We are very much misunderstood. If we don't buy companies, it means, oh, you've changed your strategy. No, we haven't changed our strategy at all. We're doing things in a way that is manageable and financible. We see today too many companies who forgot that financing is part of business life.

ON SHARE DECLINES:

I have said since our initial IPO in 1996: We are not working for the speculators. We are working for the long-term investors. And yes, this year was especially a volatile year. There's no question. But we have a

                                                                     Page 2 of 2
ONLINE EXTRA: CEO Sommer: 'We Are Very Much Misunderstood'

good long-term strategy, we are executing, and, as a result, I believe the share price will reflect that.

ON PROFIT:
Over the last five years, we experienced a dramatic hit on the bottom line as well as on the top line because of market changes in the old business of selling minutes [of phone use]. But that's behind us. We are gaining market share, we are not losing market share.... Fortunately, we have tremendous nonstrategic assets, the sale of which give us huge net profit this year and next year and the year after that.

ON CHANGING DEUTSCHE TELEKOM CULTURE:
Are we where we want to be? Not yet. But this is true of many companies that did not have the history of being a bureaucracy. The cultural change is [a] never-ending story. We fought very hard to get rid of this bureaucratic culture. If somebody tries to bring this back to the company for personal reasons or whatever, he's gone. That's when I really go ballistic. And I'm really brutal.

ON MANAGEMENT STYLE:
All these discussions about T-Online [DT's Internet unit], this whole nonsense that was out there, how much did Ron Sommer interfere...it's the reverse. My search is for noninterference, because that means excellent management.

ON STRESS:
I sleep well at night, but always short. Five hours or six hours, it depends. I think you need good health for this job.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
----------------------------------------------

                              BusinessWeek Online

            A Division of The McGraw-Hill Companies

ONLINE EXTRA: CFO Eick: 'A Huge and Incomparable Transition Period'  Page 1 of 2

BUSINESS WEEK ONLINE: December 4, 2000 Issue

INTERNATIONAL -- EUROPEAN COVER STORY

ONLINE EXTRA: CFO Eick: 'A Huge and Incomparable Transition Period'

Deutsche Telekom CFO Karl-Gerhard Eick says he has "the most interesting job in the world." Some people might say the most thankless. Consider the financial challenges confronting the German telecommunications giant: ballooning debt, sinking profit, huge investment in technology, ruthless competition spurred by deregulation. Eick spoke recently with Business Week Frankfurt Bureau Chief Jack Ewing about his strategy for mastering these challenges. Here are some excerpts:

ON COPING WITH REDUCED FINANCIAL CLOUT:

We will enter into another phase of development. The next phase will emphasize quality and the optimization of our assets...We have to manage the integration of several new businesses into the group. We have to consolidate. We have to fulfill the goals we have established for ourselves and our shareholders.

ON THE PLUNGE IN DEUTSCHE TELEKOM'S SHARE PRICE:

There's no doubt about it -- I'm disappointed about the recent share-price decline. On the other hand, we have always said we are building a business for the long term and not to satisfy the needs of day traders and short-term investors. I am absolutely convinced we will see enhancement of the share price of Deutsche Telekom.


ON DOWNGRADES OF DEUTSCHE TELEKOM DEBT BY RATING AGENCIES:

It is the natural result of the investment we are making to become global. You can't globalize a business if you are not willing to increase debt burden to a certain extent. There's a clear action plan to bring down our debt significantly over the next three years. This will involve the sale of noncore assets.

ON THE POSSIBILITY DT WILL SUFFER QUARTERLY LOSSES:

Could be. But if this loss only comes out of goodwill amortization, it doesn't worry me at all. If the strategic value of an acquisition is clear to us, I am not worried. Is it possible that Deutsche Telekom could report negative results for a quarter? Sure, it would be disingenuous to answer anything but yes. But it is critical to realize that for the company to grow

ONLINE EXTRA: CFO Eick: 'A Huge and Incomparable Transition Period'  Page 2 of 2

in the long term, it's no longer appropriate to look just at net profit.

ON POSSIBILITY OF BECOMING A TAKEOVER TARGET:

That's not something we've discussed at the management-board level, however it would be unrealistic for any publicly traded company to say it will never be a takeover candidate. But there are not too many companies that have the muscle to take over Deutsche Telekom, and the danger of that is therefore not too high. I'll also say that if you can't fulfill the promises to your shareholders, you will become a takeover candidate. That's true for everybody.

ON MERGERS AND ACQUISITIONS:

I am absolutely convinced this industry will consolidate over the next several years, due to the fact that this is a real global service. If it's a global industry, there will be global players. If there are global players, there will be consolidation. There are companies which are consolidators, and there will be companies which will be consolidated. I would hope that we are one of the consolidators.

ON THE SPEED OF THE TELECOMS BUSINESS:

In this business, a month is like a year. It's the most interesting job in the world. There is nothing similar or comparable. The business is changing so fast. Moreover, the company is in a huge and incomparable transition period. It's an enormous challenge, but it's exciting to be part of it all.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
-------------------------------------------------------


                              BUSINESSWEEK ONLINE
                    A Division of The McGraw-Hill Companies

ONLINE EXTRA: Global Business Chief Hedberg: 'It's Not Just Winning the Deal'
                                                                     Page 1 of 3

BUSINESSWEEK ONLINE: DECEMBER 4, 2000 ISSUE
INTERNATIONAL - EUROPEAN COVER STORY

ONLINE EXTRA: Global Business Chief Hedberg: 'It's Not Just Winning the Deal'

Jeffrey A. Hedberg, head of Deutsche Telekom's international business, is the point man in company's quest to join the ranks of global players in the telecommunications market. That's a sore point for the company, which failed in an attempt last year to merge with Telecom Italia and is struggling to build presence outside the German market. The company should take a giant step forward next year, though, when it closes the $51 billion acquisition of VoiceStream Wireless Corp. in the U.S. Hedberg spoke recently about company strategy with BusinessWeek Frankfurt Bureau Chief Jack Ewing. Here are excerpts:

ON PRIORITIES IN AN ERA OF REDUCED FINANCIAL CLOUT:
We are in a position right now where we have three things that are forcing us, rightly so, to focus on what we've acquired. Our share price doesn't present the acquisition currency that it once did. We've expended a lot of cash on UMTS licenses in Germany and the U.K. We are cognizant that there are limits to what we can do with our cash. The third [constraint] is the most important: We need to focus on integrating what we've acquired. It's not just winning the deal.

ON ADDITIONAL ACQUISITIONS:
We will continue to systematically review opportunities. But I would say there will be quieter times over the next few months. We need to demonstrate to the financial markets that we can manage and grow the businesses that we've acquired.

ON MANAGING ACQUISITIONS:
A lot of it is choosing and providing incentives for management. That is the number one success factor: management, management, management. Also, making sure Deutsche Telekom doesn't send boatloads of Germans over to say this is the way we do it. It will be very much a two-way street. There are a lot of things that we can learn from VoiceStream -- for example, how they have increased the average revenue per subscriber.

What we do not want is to try and make everything so much alike that we kill the key values we sought to introduce to Deutsche Telekom

ONLINE EXTRA: Global Business Chief Hedberg: 'It's Not Just Winning the Deal'

through the transaction.

ON WHAT DEUTSCHE TELEKOM CAN DO FOR VOICESTREAM:
From a technical perspective, there are a lot of things we can do to enhance
VoiceStream's position.... Prepaid [mobile phone service] may be an important market opportunity in the U.S. just as it is in Germany and the rest of Europe, and we could offer our expertise there.

ON RETAINING VOICESTREAM MANAGEMENT:
[That] was the key component of the negotiations. You can't put people in chains and say you need to stay at your desk. [VoiceStream CEO] John [Stanton] and his team are motivated and committed to stay, as long as they're having fun. If John and his team were required to come every week to Germany and explain the new forecasts and how that's deviating from the budget and why these certain integration processes were not being followed and why they didn't adopt our standards for this or that, then I think we would very quickly lose [them]. These guys are famously wealthy, so there's not a lot we can do from a financial perspective. We need to keep the environment fun and challenging.

ON MANAGEMENT TURMOIL AT T-ONLINE (DEUTSCHE TELEKOM'S INTERNET UNIT):

That was not understood well by the press. It was a fundamental issue of how capable was the T-Online management of working with the other groups in Deutsche Telekom to generate synergies and market advantages through business services. What's therefore critical is that the management that we put in T-Online or T-Mobile obviously keep the interests of their shareholders as their number one priority, but also have a clear set of incentives to work with the other strategic pillars.

ON DEUTSCHE TELEKOM'S DECISION NOT TO BID FOR A THIRD-GENERATION MOBILE LICENSE IN ITALY:

We didn't see a big business case there. Omintel and Telecom Italia Mobile control 80% to 90% of the market there. That doesn't leave an awful lot of margin at the end, particularly if you're No. 5. There may be some interesting opportunities down the road, two to three years, when some of these consortiums start to go through painful periods and are looking for a sale.

ON CHANCES OF REVIVING A DEAL WITH TELECOM ITALIA:
I think it would make great sense. If I look at the footprint that Telecom Italia Mobile has and the footprint we have, it's quite nice. But there are no discussions. It's obviously an opportunity that we continue to

ONLINE EXTRA: Global Business Chief Hedberg: 'It's Not Just Winning the Deal'

monitor. Who knows?


-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
-------------------------------------------------------

                        BUSINESS WEEK ONLINE

              A Division of The McGraw-Hill Companies